SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934


                Transitional Analysis Component Technology, Inc.
                ------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                ------------------------------------------------
                         (Title of Class of Securities)


                                   89368Y 10 4
                                 ---------------
                                 (CUSIP Number)


                      Morrison Cohen Singer & Weinstein, LLP
                      750 Lexington Avenue
                      New York, New York 10022
                      Attn: Henry A. Singer, Esq.
                      Telephone (212) 735-8600
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 18, 1997
                ------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space _______.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

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CUSIP
No.      89368Y 10 4                                    13D


 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                                                       Robert M. Schrader
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 2       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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 3       SEC Use Only
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 4       Source of Funds (See Instructions)                            OO
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 5       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]
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 6       Citizenship or Place of Organization             United States citizen
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                      7       Sole Voting Power
      Number of                        109,168                            19.7%
       Shares         ----------------------------------------------------------
    Beneficially      8            Shared Voting Power
      Owned By        ----------------------------------------------------------
        Each          9            Sole Dispositive Power
      Reporting                             109,168                       19.7%
       Person         ----------------------------------------------------------
        With          10           Shared Dispositive Power

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
                                                             109,168
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12       Check Box if the Aggregate Amount in Row (11) excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
                                                               IN
================================================================================

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         This statement constitutes the original statement on Schedule 13D filed by Robert M. Schrader ("R. Schrader") with the Securities and Exchange
Commission (the "Schedule 13D") in connection with his ownership of shares of common stock, $0.01 par value per share (the "Common Stock"), of Transition Analysis Component Technology, Inc. (the "Company"). The Schedule 13D is being filed to report that as a result of the gift of shares of Common Stock described in Item 5 of this Schedule 13D, as of the close of business on July 18, 1997, R. Schrader became the beneficial owner of more than five percent (5%) of the issued and outstanding Common Stock.


ITEM 5.           Interest in Securities of Issuer.

                  (a)(i) As of the close of business on July 18, 1997, R. Schrader owned 109,168 shares of Common Stock, as to which he has sole voting and dispositive power. R. Schrader obtained such shares as a gift from his parents, Robert E. Schrader and Deborah J. Schrader, the President and Secretary, respectively, of the Company. 109,168 shares constitute 19.7% of the issued and outstanding Common Stock (based on 553,830 shares of Common Stock outstanding, which the Company reported in its prospectus, dated June 30, 1997 (the "Prospectus"), would be outstanding after the issuance by the Company of 498,447 shares of Common Stock by the Company on June 30, 1997, pursuant to the Prospectus).

                  (b) The response of R. Schrader to Items (7) through (11) of the portions of the cover page of this statement which relate to shares of Common Stock beneficially owned are incorporated herein by reference.

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.


ITEM 7.           Material to be Filed as Exhibits.

                  There are no exhibits included with the Schedule 13D.



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                                    Signature



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 5, 1997



                                                /s/ Robert M. Schrader
                                                    ROBERT M. SCHRADER

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